4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE’S MC-1 HIGHLIGHTED IN PEER REVIEWED
SCIENTIFIC JOURNAL

WINNIPEG, Manitoba – (November 23, 2005) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular drug discovery and development company is pleased to announce that its lead cardioprotective drug, MC-1, is the focus of an article in the November edition of the peer reviewed journal Expert Opinion on Investigational Drugs. The article’s lead author is David Kandzari, Assistant Professor of Interventional Cardiology and Genomic Sciences, Duke Clinical Research Institute, and Principal Investigator for the U.S. MEND-CABG sites. The article titled “MC-1: Novel Therapeutic Applications to Reduce Ischemic Injury”, provides new in vivo and in vitro analysis of MC-1’s efficacy in reducing ischemic reperfusion injury, in addition to previously published clinical data.

“We are very pleased to have MC-1 highlighted in this peer reviewed journal,” commented Albert D Friesen, PhD, Medicure’s President and CEO. “The timing of this article is ideal, as it provides an excellent overview of MC-1’s preclinical and clinical progress to date, in advance of the results from our large Phase II/III MEND-CABG study.”

About MC-1
MC-1 is a naturally occurring small molecule that reduces the amount of damage to the heart following ischemia and/or ischemic reperfusion injury. Studies with MC-1 suggest that it does this by protecting cardiomyocytes (heart muscle cells). Since cardiomyocytes are essential for normal heart function and do not regenerate themselves following an ischemic event, their preservation is key to minimizing ischemic damage and maintaining proper heart function. MC-1’s cardioprotective efficacy was demonstrated in the Phase II MEND-1 study in patients undergoing percutaneous coronary interventions and is currently being evaluated in the large Phase II/III MEND-CABG study in patients undergoing coronary artery bypass graft surgery.

The MEND-CABG trial is designed to evaluate the cardioprotective and neuroprotective effects of MC-1 in high-risk coronary artery disease patients undergoing CABG surgery. The Phase II component of the trial enrolled 900 patients at 42 investigational sites throughout Canada and the United States. The primary endpoint of this placebo controlled, parallel group, randomized, double-blinded trial is the reduction in combined incidence of all vascular deaths, non-fatal myocardial infarction (heart attack) and non-fatal cerebral infarction (stroke), up to and including postoperative day 30 (POD 30).

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 - in advanced clinical development
  Three positive Phase II trials completed
  FDA Fast Track designation for MC-1
  Unique products addressing major, inadequately served markets
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics, and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com